December 13, 2011

VIA EDGAR
Julie F. Rizzo, Attorney- Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp.
File No. 333-177280

Dear Ms. Rizzo:

Chart Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 5, 2011 regarding our Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on November 22, 2011. A marked version of Amendment No. 2 to the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via hand delivery to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.	We note your response to our prior comment 1 and reissue in part. Please revise to also delete the phrases “strong foundation” on page 2 and “successful business combination” on page 70 or advise.

The Company has modified these phrases in the Registration Statement.

Registration Statement Cover Page

2.	Please revise the Calculation of Registration Fee table to include footnote (4).

The Company has revised the Calculation of Registration Fee to include footnote 4 in response to the Staff’s comment.

Prospectus Cover Page

3.
We note the public offering price of $125,000,000 and the proceeds, before expenses, of $7.4125 per unit in the table on the cover page. Please advise as to how you arrived at these amounts or revise the table as appropriate.

These numbers were typographical errors.  The Company has revised its disclosure in response to the Staff’s comment.

Prospectus Summary, page 1

General, page 1

4.	We note your response to our prior comment 12. Please revise similar language elsewhere in the prospectus or advise.

The Company has revised its disclosure throughout the Registration Statement in response to the Staff’s comment.

5.
Please provide support for your statement in the second bullet point on page 2 that it is typical of businesses in the provision and/or outsourcing of government services to generate strong free cash flow or delete this disclosure.

The Company has deleted the disclosure in question.

The Offering, page 6

Transfer restrictions on founder shares, page 10

6.
We note your response to our prior comment 14. We were unable to find in the Insider Letter filed as Exhibit 10.4 the language that the Placement Unit Lock-Up Period could extend to one year from the consummation of the offering as disclosed on page 110 of the prospectus. Please advise.

The Company has revised its disclosure on page 110 of the Registration Statement to delete such reference.

Proceeds to be held in trust account, page 11

7.
We note your response to our prior comment 15. However, please revise to disclose if there are any additional circumstances when management may resolve to liquidate the trust account and stop pursuing the completion of a business combination prior to the 21 month period expiring or revise throughout to delete the words “for example.” Additionally, please revise to disclose the factors management would consider in making such a judgment.

The only scenario that the Company currently can anticipate that would cause it to liquidate the trust account prior to the 21 month period is if the board of directors determines in its business judgment that the Company is unable to consummate its initial business combination prior to the expiration of the 21 month period.  However, other circumstances may arise in the future which may make an early liquidation in the best interests of stockholders and the Company does not wish to be limited to only a scenario that it is able to anticipate at the present time.  Therefore, we respectfully have continued to include the phrase “for example” in this portion of the registration statement.

Redemption of public shares and distribution and liquidation if no initial business combination, page 20

8.
We note your response to our prior comment 17 and reissue. Please revise this section and any other section in the prospectus as applicable to include any estimates of the amount of working capital, taxes and dissolution expenses that will be payable out of the interest to be released to you from the trust account or advise.

The Company does not anticipate liquidating and has revised its disclosure to state that it expects any interest released from the trust account will be used for working capital purposes. As the Company has disclosed in the Registration Statement, the low interest rate environment may limit the amount of interest earned on the trust account and as a result the Company in all likelihood will use all or substantially all of such earned interest for working capital purposes.  However, pursuant to the Company’s charter, it is also permitted to use earned interest for taxes and dissolution expenses, if the amount of interest earned is sufficient to permit it to do so.

Risk Factors, page 24

If we purchase shares using funds held in the trust account, page 28

9.
We note your disclosure in this risk factor that it is probable that you will not make certain purchases under Rule 10b-18 under the Exchange Act. This seems to conflict with disclosure elsewhere in the prospectus, such as on page 14, in which you do not intend to comply with Rule 10b-18 under the Exchange Act. Please revise throughout the prospectus for consistency or advise.

The Company has revised its disclosure in the risk factor to be consistent throughout the Registration Statement to state that if it makes any such purchases it is unlikely that such purchases will benefit from the safe harbor provided by Rule 10b-18.

Proposed Business, page 73

Competitive Strengths; Prior Public Company Experience, page 75

10.
We note your response to our prior comment 24 and reissue. Please revise this section to provide balancing language that Mr. Wright’s experience at PanAmSat as discussed in the fifth sentence of this paragraph is not a guarantee of the same results with respect to any business combination you may consummate.

The Company has added balancing language on page 75 with respect to Mr. Wright’s experience at PanAmSat.

Age of Financial Statements

11.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Staff’s comment is duly noted.

Part II

Exhibit Index, page 11-6

12.	Please revise to include the power of attorney in your exhibit index and note that it was previously filed.

The Company has revised its disclosure in response to the Staff’s comment.

Accountants’ Consent

13.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Staff’s comment is duly noted.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

 /s/ Christoper Brady
Christopher Brady

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)